Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Shark Wheel, Inc.
22600 Lambert Street 704-A
Lake Forest, CA 92630
www.sharkwheel.com

Up to $1,769,750.93 in Class C Common Stock at $2.29
Minimum Target Amount: $9,998.14

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Shark Wheel, Inc.
Address: 22600 Lambert Street 704-A, Lake Forest, CA 92630
State of Incorporation: DE
Date Incorporated: December 21, 2018

Terms:

Equity

Offering Minimum: $9,998.14 | 4,366 shares of Class C Common Stock
Offering Maximum: $1,769,750.93 | 772,817 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $2.29
Minimum Investment Amount (per investor): $398.46

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus:</u>

For any previous backers or investors in Shark Wheel, when you invest in this live offering you will receive an additional 5% bonus shares.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Early Bird Bonus

Invest within the first week and a half and receive 5% bonus shares.

<u>Amount-Based:</u>

Tier 1| $1,000+

Invest $1,000+ and receive 50% off anything on SharkWheel.com for one purchase. (Excludes electric products).

Tier 2 | $2,000+

Invest $2,000+ and receive a free set of skateboard or longboard wheels on SharkWheel.com.

Tier 3 | $4,000+

Invest $4,000+ and receive a free skateboard or longboard. (Excludes electric products).

Tier 4 | $7,500+

Invest $7,500+ and receive a free custom skateboard or longboard with the inventor's signature, plus 3% bonus shares.

Tier 5 | $10,000+

Invest $10,000+ and receive Tier 1-4 perks + 5% bonus shares and a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Located in Lake Forest, California. Lodging and transportation are not included.

Tier 6 | $50,000+

Invest $50,000+ and receive Tier 1-5 perks + 10% bonus shares and free luggage.

**Lodging and transportation not included.*

***All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Shark Wheel will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $2.29 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $229. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Shark Wheel, Inc. is a corporation organized under the laws of Delaware and is in a growth stage, having invested heavily in R&D in the past. 2022 is the first year Shark Wheel is establishing itself as a sales company. Shark Wheel will be a licensing-heavy company, not requiring large infusions of capital. The majority of wheel designs have already been developed by Shark Wheel and the company is now beginning to profit off of years-long efforts. Skateboard sales have paid the bills in the past and have grossed millions of dollars. The future of the company lies in exploiting the patent in a variety of industrial markets and recreational uses.

The parent company was previously an LLC (Shark Wheel LLC) and has historically functioned as a holding company, primarily holding the IP portfolio.

Shark Wheel's Intellectual Property Portfolio includes multiple issued patents, multiple issued trademarks and multiple pending trademarks and patents in dozens of countries. These patents include issuances for the general wheel shape, mold to make the wheel, farming wheels, pallet jack wheels, luggage wheels and more.

Shark Wheel has 3 subsidiaries that are wholly owned by the parent company, Shark Wheel.

1. Shark Wheel Skate (most of the revenue to date)

2. Shark Wheel Electric (electric products)

3. Shark Wheel Agriculture (farming wheels). *Shark Wheel Agriculture is not currently active. The company plans on this subsidiary becoming active in September 2022.*

Shark Wheel Skate has generated the majority of our revenue to date, although Shark Wheel Agriculture is expected to be the largest division of the company moving forward. Having subsidiaries allows Shark Wheel a vehicle for strategic investors to invest in directly and gives the ability for Shark Wheel to potentially sell divisions of the company.

Shark Wheel Electric LLC was carved out as a subsidiary to sell primarily electric skateboards and other electric products.

Shark Wheel was previously organized as an LLC on October 24, 2014 in the State of California. We became a C-Corp in December 2018 in the State of Delaware.

Competitors and Industry

Shark Wheel is currently focusing on the skateboard industry and agriculture, although several other deals are in the works or have already been signed, such as luggage licensing deals to place Shark Wheels on products for the US Military,

Samsonite, Harley Davidson, PGA Tour, NFL, NBA and more. The company is going direct into Walmart for the first time in 2022, although it has successfully sold through a distributor for 3+ years. In agriculture, Shark Wheel won 3 US Government Grants through the National Science Foundation and commercializes its first wheel in September 2022. The first entry point is for irrigation wheels, which sell 300,000 wheels per year in North America. Shark Wheel anticipates capturing over 10% of the market within 3 years.

Shark Wheel has various competitors in each industry it enters into. In skateboarding, Shark Wheel recognizes Penny, Carver, Sector 9, Loaded, Kryptonics and Landyachtz as some of its competitors. The general skateboard market is $2B globally and a certain portion of this market is attributable to skateboard wheel.

In central pivot irrigation, NFTrax, RhinoGator, Trelleborg and others are competitors.

In electric skateboards, Onewheel, Meepo, and Evolve and competitors.

Current Stage and Roadmap

Shark Wheel has reached commercialization on various products including skateboards, electric skateboards, flying discs, printing sheets, roller skates, pallet jack wheels, luggage and other wheels.

Shark Wheel is focusing heavily on big box retail sales and farming wheel sales beginning in September 2022. Shark Wheel will also look to accumulate more licensing deals.

The Team

Officers and Directors

Name: Zack Fleishman

Zack Fleishman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Secretary
  Dates of Service: November 12, 2021 - Present
  Responsibilities: Day-to-day business activities, patents, licensing, contracts, business meetings, business development. Monthly salary is $12,500

Other business experience in the past three years:

- **Employer:** Shark Wheel
  Title: COO
  Dates of Service: May 05, 2014 - November 12, 2021

Responsibilities: Day-to-day business operations

Name: David Patrick

David Patrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Director
  Dates of Service: November 11, 2012 - Present
  Responsibilities: R&D. Monthly salary is $12,500

Name: Gary Fleishman

Gary Fleishman's current primary role is with Remax. Gary Fleishman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Director
  Dates of Service: May 05, 2014 - Present
  Responsibilities: Negotiations

Other business experience in the past three years:

- **Employer:** Shark Wheel
  Title: CEO
  Dates of Service: May 05, 2014 - November 12, 2021
  Responsibilities: Negotiations

Other business experience in the past three years:

- **Employer:** Remax
  Title: Real estate agent
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Selling real estate

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class C common stock in the amount of up to $1,796,755.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."☒

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
While we have several products selling in the market, there are others that are currently in the research and development stage and have only manufactured prototypes for our farming wheels, wagon wheels and other wheels. Delays or cost overruns in the development of other Shark Wheels and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class C common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Shark Wheel was formed on 10/24/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shark Wheel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-related factors could impact the company's success.
Although Shark Wheel had its best year ever in 2020 during COVID, there is uncertainty moving forward in the middle of a pandemic. ⊠⊠Global urethane shortages for all manufacturers impact lead times significantly and carrying inventory is a major issue as well.

Global urethane shortages
Global urethane shortages for all manufacturers impact lead times significantly and carrying inventory is a major issue as well.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Gary Fleishman is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gary Fleishman	3,768,888	Class A Common Stock	23.33%
Zack Fleishman	3,273,696	Class A Common Stock	20.26%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 772,817 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 20,372,272 with a total of 19,011,930 outstanding.

Voting Rights

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question.

Material Rights

The total amount outstanding includes 1,282,895 shares to be issued pursant to stock options issued.

The total amount outstanding includes 1,575,246 shares to be issued pursant to stock options, reserved but unissued.

Dividends.

The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be.

Liquidation Rights.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Mergers, Consolidation or Other Combination Transactions.

In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock and the holders of shares of Class C Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article IV of the Amended and Restated Certificate of Incorporation.

Equal Status.

Except as expressly provided in the Amended and Restated Certificate of Incorporation of Shark Wheel, Inc., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

(*See Exhibit F for additional detail*)

Class B Common Stock

The amount of security authorized is 627,728 with a total of 627,728 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Non-Voting Shares.

The Class B Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class B Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class B Common Stock are entitled to vote under applicable law, each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable record date. ☒

Dividends.

The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be.

Liquidation Rights.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Mergers, Consolidation or Other Combination Transactions.

In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock and the holders of shares of Class C Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article IV of the Amended and Restated Certificate of Incorporation.

Equal Status.

Except as expressly provided in the Amended and Restated Certificate of Incorporation of Shark Wheel, Inc., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

(*See Exhibit F for additional detail*)

Class C Common Stock

The amount of security authorized is 3,000,000 with a total of 1,938,079 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Non-Voting Shares

The Class C Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class C Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class C Common Stock are entitled to vote under applicable law, each holder of Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held as of the applicable record date.

Dividends.

The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be.

Liquidation Rights.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Mergers, Consolidation or Other Combination Transactions.

In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock and the holders of shares of Class C Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of Article IV of the Amended and Restated Certificate of Incorporation.

Equal Status.

Except as expressly provided in the Amended and Restated Certificate of Incorporation of Shark Wheel, Inc., Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

(*See Exhibit F for additional detail*)

What it means to be a minority holder

As a minority holder of Class C shares of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class C Common Stock
  Type of security sold: Equity
  Final amount sold: $715,924.00
  Number of Securities Sold: 215,975
  Use of proceeds: Inventory, Operations, Tooling
  Date: February 10, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Class C Common Stock
  Type of security sold: Equity
  Final amount sold: $1,090,737.00
  Number of Securities Sold: 581,218
  Use of proceeds: R&D, inventory, tooling, operations
  Date: January 26, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financial Condition

The Company's wholly-owned operating subsidiary Shark Wheel Skate generates revenue primarily by selling skateboards and skateboard wheels. Other products like roller skates and future products such as scooters are included in this subsidiary. Shark Wheel Electric is another subsidiary that sells primarily electric skateboards, but will also sell other products such as electric kid's cars. Shark Wheel Agriculture is the final subsidiary that has not begun operations yet but will sell agriculture wheels.

Results of Operations

Our company was organized as a C-Corp in December 2018 (previously an LLC for 5 years) and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues. For the period ended December 31, 2020, the Company had revenues of $2,613,442 compared to the year ended December 31, 2021, when the Company had revenues of $1,828,108. COVID inflated sales in 2020 for all outdoor product companies (bikes, skateboards, scooters, etc).

Shark Wheel continued its streak of increasing revenue year-over-year since inception and 2020 was no exception. 2020 saw revenues more than double, in part due to COVID. The vast majority of orders were pre-sales due to strong demand for outdoor products leaving us low on inventory. Production times went from 3 weeks to well over 6 months seemingly overnight. Shark Wheel had to explain these long lead times to customers and many pre-sales were refunded due to lead times that were deemed unreasonable by customers. Over $400,000 in pre-sale refunds were issued in 2020 during severe supply chain disruptions.

In 2021, sales from January-June were the strongest Q1 and Q2 sales in the company's history. Shark Wheel sold out of all-electric product around June 1, 2021, and could not get inventory in stock until roughly December. The company lost 6 months of sales of its best-selling product while the market was still inflated with COVID-related sales. Shark Wheel still finished the year with the second-highest revenues on record.

Gross Margin. Our gross margin was 42.7% in the fiscal year 2020, compared to 47.93% in 2019. In 2021, our margins averaged to 50%.

Shark Wheel was able to increase its margins for 3 consecutive years. Interestingly, moving forward, Shark Wheel anticipates margins to decrease overall significantly due to a focus in a lower-margin big box (Walmart type) sales. The volume should increase significantly, however. Also of note is that Shark Wheel has spent considerable time sourcing and testing product and has been able to reduce cost of goods moving forward by nearly 50% as a blended average. Once current inventory sells through, the next round of substantial orders will be roughly 50% less than historical orders which improves the outlook of its Shark Wheel Skate subsidiary future. In conclusion, our cost of goods will decrease significantly, while our overall blended margins will decrease due to our focus on big-box retail sales.

As Shark Wheel introduces its farming wheel to the market later this year, the plan is to sell to distributors and OEMs at roughly a 40% margin, who in turn sell to dealers, who then sell to end-users (farmers).

Assets. As of December 31, 2020, the Company had total assets of $986,296, including $399,968 in cash. As of December 31, 2021, the Company had $1,374,789 in total assets, including $402,824 in cash.

Expenses and Net Loss. The Company has had net losses of $615,179 in 2020 and net losses of and net losses of $582,108 in 2021. Shark Wheel's expenses exceeded its revenues leading up to 2022.

Shark Wheel has historically been an R&D company that sells skateboard products. Shark Wheel had a decision to make early in the company's history. Should the company just be a skateboard company and be highly profitable or should the company understand it will take several years to figure out how to make its sine wave wheels in over a dozen industries and build a company that could be on the precipice of explosive growth? The company chose the latter and invested heavily in R&D, testing and tooling. The skateboard division alone could not support the overall endeavors of 'reinventing the wheel' for over a dozen industries.

2023 will be the first full year on record that Shark Wheel becomes a sales company. R&D will still happen but at a significantly lower level. Shark Wheel has introduced a 10-point system with 10 categories that determine if it should take on a new project. The only new project currently planned for 2022-2023 is developing a wheel for sprayer tractors in conjunction with an industry-leading partner.

Shark Wheel expects 2023 to be the first profitable year in the company's history.

Liabilities. The Company's liabilities totaled $347,963 for the fiscal year ended December 31, 2020, and $235,921 for the fiscal year ended December 31, 2021.

Expenses 2021: $1,661,070

Expenses 2020: $1,731,167

Cost of Goods 2021: $1,179,068

Cost of Goods 2020: $1,497,454

As explained above, the cost of goods sold will decrease by roughly 50% across the board for its skateboard products. And expenses will decrease moving forward due to less focus on R&D endeavors. Shark Wheel has figured out how to make wheels for many industries. In fact, once it figured out how to make a high-performance caster for luggage, it can now sell the same caster for office chairs, education furniture, medical equipment, and more.

In March of 2022, the Company completed an exempt offering under Rule 506(c) of the Securities Act

Totaling $715,924 at a $2.29 standard share price of common stock.

In early 2022, Shark Wheel had $0 in loans outstanding. Recently, however, Shark Wheel has taken out loans in the amount of $465,000 to fund Walmart purchase orders. We have net 120 terms with Walmart as a 'first-year vendor'

Funding from this round will be used to further supply Walmart with inventory, as well as other big-box retailers as accounts are onboarded. For example, Shark Wheel will be entering Dunham's as well, which is a 250-store retailer on the east coast.

Funding will also be used to purchase inventory for our agriculture wheels that are commercializing after completing a 3-year/3 award government grant from the National Science Foundation. Orders will begin as deposits in 2022 to help fund inventory purchases, but will not be recognized as sales until 2023 when the wheels ship.

Funding will additionally be used to fund operating expenses, new tooling for lower-priced existing products from our sourcing efforts, as well as new product tooling such as scooters for 2023.

Historical results and cash flows:

Shark Wheel considered itself primarily an R&D company leading up to 2022. We strategically invested heavily to bring multiple products to commercialization. We chose not to be cash flow positive and grow slowly only in the skateboarding industry. Our choices led us to commercializing pallet jack wheels, forklift wheels, luggage, casters, electric products, roller skates and soon to be farming wheels. We do not believe our past financial performance will e indicative of future results because we are becoming a true sales company in 2022 for the first time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Shark Wheel has $350,000 in the bank currently with receivables of over $400,000. Shark Wheel just paid over $150,000 in deposits for Walmart orders. Additionally, Shark Wheel is financing the Walmart purchase orders with loans.

Also, Shark Wheel has nearly $700,000 in inventory ready to sell.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Shark Wheel does not consider this campaign critical to the Company's success. Shark Wheel is running a campaign and anticipates the total raise to reach up to $2M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $40,000 for expenses related to salaries, inventory purchases, tooling expenditures and IP filings.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2.5 years. This is based on a current monthly burn rate for expenses related to salaries, inventory purchases, tooling expenditures and IP filings.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising money directly into Shark Wheel Agriculture LLC, which is a wholly owned subsidiary of Shark Wheel, Inc.

Indebtedness

- **Creditor:** Bluevine
  Amount Owed: $50,000.00
  Interest Rate: 12.98%
  Maturity Date: June 09, 2023

- **Creditor:** Lindquist Acquisitions
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023

- **Creditor:** Eric Plowman
  Amount Owed: $20,000.00

Interest Rate: 8.0%
Maturity Date: March 21, 2023

- **Creditor:** J2KR Investments, LLC
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: January 31, 2023

- **Creditor:** Lawrence R and Colleen A Halverson JTWROS
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023

- **Creditor:** Szambecki LLC
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023

- **Creditor:** Stuart Posin
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023

- **Creditor:** Theodore Ko
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023

Related Party Transactions

- **Name of Entity:** David Patrick
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $100,000
  Material Terms: David Patrick owes money to Shark Wheel - Loan Amount and Interest 1) The Lender promises to loan $100,000 USD to the Borrower and the Borrower promises to repay this principal amount to the Lender, with interest payable on the unpaid principal at the rate of 3.0 percent per annum, calculated monthly, not in advance, beginning on May 26th, 2021. 2) Loan to be repaid with a minimum of 50% at the 6 month Anniversary and complete repayment by the year 1 anniversary. Default 3) Notwithstanding anything to the contrary in this Agreement, if the borrower defaults in the performance of any obligation under this Agreement, then the Lender may declare the principal amount owing and interest due under this Agreement at that time to be immediately due and payable. If at the 6 month Anniversary of the loan, 50% has not been repaid with the applicable interest, the appropriate number of shares will be forfeited back

to the company at a value of $1.00 per share and an appropriate 1099 will be issued at year end. The same forfeiture provisions apply in the event the balance is not repaid by the end of year 1.

Valuation

Pre-Money Valuation: $42,867,874.84

Valuation Details:

Company Valuation

Shark Wheel considers the largest asset it has is its IP Portfolio. In 2014, Wilson Sonsini law firm helped set our valuation as we entered commercialization at $10M. Wilson Sonsini invested at these terms as well. This valuation was based on effectively $0 in revenue at the time and only one patent of a sinusoidal wheel. The valuation grew from the original $10M valuation over time. Here are some highlights of what helped grow the valuation:

1. Successful Kickstarter campaign to launch the company
2. Airing on the Discovery Channel for reinventing the wheel
3. Filing patents and having issued patents for various wheels, the mold to make the wheel, and specific-use patents for our farming wheel, pallet jack wheel, luggage wheel, and others
4. Filing trademarks and having several issued and more pending around the world
5. Figuring out how to make a Shark Wheel near the cost of a traditional wheel for various applications
6. Completing R&D for luggage wheels
7. Signing a licensing deal to be on luggage for Samsonite, Harley Davidson, and SkyValet
8. Signing a licensing deal to be on US Military deployment bags
9. Signing a licensing deal to be on NFL, NBA, PGA Tour, NHL, MLB, and Team USA products
10. Signing a licensing deal to sell pallet jack wheels through one of the industry-leading manufacturers in North America
11. Winning 3 US government grants (over $1M) through the National Science Foundation in an effort to develop an industry-leading farming wheel for the irrigation industry. Showing best-in-industry performance in certain tests. Commercializing the wheel by early 2023
12. Selling over 1 million Shark Wheels
13. Signing a deal with another Shark Tank company (Kazam) to bring products to Walmart. Showing great sell-through data for 3 years
14. Taking on the account directly at Walmart in 2022 for the first time to increase margin and bring a larger product line to stores
15. Winning a nationwide FedEx small business grant
16. Airing on 3 FedEx commercials

17. Winning the Innovator of the Year award in Orange County, California
18. Airing on the season finale of Shark Tank
19. Scientifically proven advantages in 2 years of testing at San Diego State University, Mechanical Engineering Department
20. Grossed over $1M in a calendar year
21. Grossed over $2M in a calendar year
22. Successful R&D on several products including skateboards, printing sheets, flying discs, roller skates, electric skateboards, kids cars, luggage, casters, forklift wheels, pallet jack wheels, farming wheels, wagon wheels, scooters, and more
23. Signing sales rep agreements for Walmart, Target, Sam's Club, Costco, Academy, Big 5 Sporting Goods, Canadian Tire, Costco Canada, Walmart Canada and more.
24. Transitioning from an R&D company to a sales company for the first time
25. Focusing on agriculture and big-box retail for 2023 as the two largest potential industries for Shark Wheel

In the books, Shark Wheel has total assets of $1,374,789.

This current valuation was claculated internally by the company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has Common Stock. The company has no convertible securities outstanding. In making this calculation, we have not assumed:

(i) any outstanding options or warrants are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued and exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.14 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations/Inventory/Tooling*
  89.5%
  Shark Wheel will use these minimal investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and purchasing inventory.

- *Marketing*
  5.0%
  Start Engine marketing efforts, skateboard marketing efforts, farming wheel marketing efforts

If we raise the over allotment amount of $1,769,750.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  7.5%
  Shark Wheel will use funds to continue Research and Development for other industries. Although much of the development has been done, there are many wheels in the world and Shark Wheel plans to enter dozens and dozens of industries over time.

- *Operations*
  15.0%
  Shark Wheel will use investment funds to continue daily business operations, including payroll, administration expenses, legal expenses, and other operating expenses.

- *Inventory*
  45.0%
  Shark Wheel will use investment funds to place large purchase orders for skateboard products, roller skate products and other products that Shark Wheel will manufacture. With new opportunities to enter Big Box stores, substantial domestic inventory purchases will be needed.

- *Marketing*
  9.0%
  There is an education curve when entering new industries. Most industries would be licensing deals where Shark Wheel would not need a marketing budget. But, for the few industries the company enters on its own, a marketing budget is necessary. Some funds may be used to market the StartEngine raise.

- *Working Capital*
  16.0%
  Shark Wheel will need to pay for tooling and other necessary purchases as it moves across industries.

- *IP Portfolio*
  2.0%
  Shark Wheel will continue to build its patent and trademark portfolio with new innovation and pay annuity fees for existing patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sharkwheel.com (https://sharkwheel.com//invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sharkwheel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shark Wheel, Inc.

[See attached]

SHARK WHEEL INC.
FINANCIAL STATEMENTS
Years Ended December 31, 2021, and 2020

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Shark Wheel Inc.
Lake Forest, CA 92630

Opinion

We have audited the accompanying financial statements of Shark Wheel Inc. (a Corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, owner's equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shark Wheel Inc. as of December 31, 2021, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shark Wheel Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shark Wheel Inc.'s ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shark Wheel Inc.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shark Wheel Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter Regarding Financial Statements

The financial statements of Shark Wheel Inc. as of December 31, 2020, and for the year then ended were audited by another auditor, who expressed an unmodified opinion on those statements dated June 22, 2021. No auditing procedures were performed after the date of that report. Our opinion is not modified with respect to this matter.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC
Concord, NH
June 15, 2022

SHARK WHEEL INC.
Balance Sheet
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 402,824	$ 399,968
Inventories	704,490	452,643
Investments	7,500	-
Other Current Assets	217,793	81,199
Total Current Assets	**$ 1,332,607**	**$ 933,810**
Non-current Assets		
Fixed Assets (net)	$ 25,928	$ 38,873
Intangible Assets (net)	6,086	8,716
Security Deposits	10,168	4,897
Total Non-current Assets	**$ 42,182**	**$ 52,486**
TOTAL ASSETS	**$ 1,374,789**	**$ 986,296**
LIABILITIES		
Current Liabilities		
Accounts Payable	$ 102,645	$ 77,302
Other Current Liabilities	69,198	13,019
PPP Loans	-	388,124
Notes Payable - current	25,578	99,030
Notes Payable, related party - current	38,500	85,212
Total Current Liabilities	**$ 235,921**	**$ 662,687**
Non-current Liabilities	$ -	$ -
Total Non-current Liabilities	**$ -**	**$ -**
TOTAL LIABILITIES	**$ 235,921**	**$ 662,687**
OWNER'S EQUITY		
Common Stock - Class A par value 0.0001 16,153,789 shares authorized and issued	$ 1,615	$ 1,615
Common Stock - Class B par value 0.0001 627,728 shares authorized and issued	63	63
Common Stock - Class C par value 0.0001 3,000,000 shares authorized, 1,689,451 shares issued	168	168
Additional Paid-in Capital	6,080,888	4,160,294
Accumulated Deficit	(4,943,866)	(3,838,531)
TOTAL EQUITY	**$ 1,138,868**	**$ 323,609**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$ 1,374,789**	**$ 986,296**

SHARK WHEEL INC.
Statement of Changes in Owner's Equity
Years Ended December 31, 2021 and 2020

		2021		2020
OWNER'S EQUITY - BEGINNING				
Owner's Equity	$	323,609	$	(248,212)
Add:				
Net Income (Loss)		(582,108)		(584,659)
Additional Paid in Capital		1,920,594		1,156,480
Accumulated Deficit		(523,227)		-
TOTAL	$	1,138,868	$	323,609
OWNER'S EQUITY - ENDING	$	1,138,868	$	323,609

SHARK WHEEL INC.
Income Statement
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 1,828,108	$ 2,468,579
Less: Cost of Goods Sold	(1,179,068)	(1,497,454)
Gross Profit	$ 649,040	$ 971,125
Expenses		
General and Administrative	$ 1,325,435	$ 1,254,005
Research and Development	114,029	275,419
Sales and Marketing	221,606	201,743
Total Expenses	1,661,070	1,731,167
Net Operating Income	$ (1,012,030)	$ (760,042)
Other Expenses		
Interest Income	$ 684	$ 1,043
Grant Income	429,238	174,340
Total Other Income	$ 429,922	$ 175,383
NET INCOME (LOSS)	$ (582,108)	$ (584,659)

SHARK WHEEL INC.
Statement of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (582,108)	$ (584,659)
Increase in net assets		
(Increase) decrease from operating assets		
Depreciation and Amortization	21,356	19,442
Inventory	(251,847)	(311,696)
Investments	(7,500)	-
Other Current Assets	(136,597)	42,325
Security Deposits	(5,271)	-
Increase (decrease) from operating liabilities		
Accounts Payable	25,343	(32,377)
Other Current Liabilities	56,179	(28,691)
PPP Loan	(388,124)	-
Deferred Revenue	-	(254,415)
Notes Payable - current	(73,452)	-
Notes Payable, related party - current	(46,712)	-
Net cash provided by operating activities	$ (1,388,733)	$ (1,150,071)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	$ (5,778)	$ (26,450)
Net cash provided by investing activities	$ (5,778)	$ (26,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional Paid-in Capital	$ 1,920,594	$ 1,157,185
Issuance of Notes	-	137,642
Accumulated Deficit	(523,227)	-
Net cash used in financing activities	$ 1,397,367	$ 1,294,827
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 2,856	$ 118,306
CASH AND CASH EQUIVALENTS, beginning of year	$ 399,968	$ 281,662
CASH AND CASH EQUIVALENTS, end of year	$ 402,824	$ 399,968

	2021	2020
Interest paid	$ 9,318	$ -
Taxes paid	$ -	$ -

SHARK WHEEL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A – THE ORGANIZATION

Nature of operations

SHARK WHEEL, INC. ("the Company") is a corporation organized under the laws of the State of California on December 21, 2018. The Company had previously been organized as a limited liability company on October 24, 2012. The Company develops, manufactures, and markets helical wheels that are composed of one or many three-dimensional sine waves. The wheel has advantages over traditional designs in speed, longevity, and offroad capabilities.

Since inception, the Company relied on raising equity, issuing loans and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Revenue

The company's main revenue source is from online sales from its product line. In addition, the Company holds contracts in which it derives royalty income from sales of by companies using their trademarks. Royalties are based on a set dollar amount for each unit sold. Several contacts have an additional trigger level whereby the Company receives a minimum amount per year regardless of sales levels.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. (See Note F Concentration of Credit Risk.) There were no cash equivalents as of December 31, 2021. The Company's cash balance was $402,824 and $ 399,968 at December 31, 2021, and 2020, respectively. The company is currently seeking investors as it raises operating capital and expands its business.

Revenue Recognition

Revenues consist primarily of tuition and related fees on courses taught at the Company's campus and from the sale of related products and services. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which provides a five- step model for recognizing revenue from contracts with customers. Tuition revenue is recognized ratably over the term of instruction, including any applicable externship periods, taking into consideration expected refunds. The majority of the Company's programs are designed to be completed in 8 to 24 months. Students are billed in full or on a term-by-term basis and earned evenly over the terms.

The Company adopted ASC Topic 606 effective January 1, 2019; no transition adjustment was recognized. The implementation of ASC 606 had no material effect upon the Company's financial statements.

Principle of Consolidation

The consolidated financial statements include the accounts and activity of Shark Wheel, Inc and subsidiaries: Shark Wheel Industrial Products, LLC, Shark Wheel Skate, LLC, Shiver, LLC and Shark Wheel Sports LLC d/b/a Fathom. Significant intercompany balances have been eliminated.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Note M for additional information.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited.

Inventories

Inventories are valued at the lower of first-in, first-out, cost or market value (net realizable value). Management regularly reviews inventory quantities on hand and records provisions for excess, shrinkage and obsolescence as needed. Inventory at December 31, 2021 is $704,490 and at December 31, 2020 is $$452,643.

Vehicles, Equipment and Software

Vehicles and equipment are stated at cost and are being depreciated over their estimated useful life of 3 to 5 years utilizing the straight-line method. When vehicles and equipment are sold or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts, with any resulting gain or loss being reflected in operations for the period. Maintenance, repairs, and minor renewals and betterments are expensed as incurred.

Software and intangible assets are stated at cost and are being amortized over its estimated useful life of 3 to 15 years utilizing the straight-line method. When software sold or otherwise disposed of, the asset and accumulated amortization are removed from the accounts, with any resulting gain or loss being reflected in operations for the period. Maintenance, repairs, and minor renewals and betterments are expensed as incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such factors indicate that assets should be evaluated for possible impairment, management would prepare an analysis comparing the carrying value of the assets to future undiscounted cash flows of the underlying assets. The net book value of the underlying assets is adjusted to fair value if the sum of the expected undiscounted future cash flows is less than book value. To date, management has not identified any such factors pertaining to the Company's long- lived assets.

Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Taxes

Income Tax

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than- not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Sales Tax

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales are recognized as they are delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2021, and 2020, the Company has $0 in deferred revenue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising cost for 2021 was $390,719.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the years ended December 31, 2021, and 2020, the company had research and development costs of $114,029 and $275,419, respectively.

Recent Accounting Pronouncement

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Forgivable loans- Paycheck Protection Program (PPP)

The Company’s policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other revenue section of the statement of income. All remaining PPP Loans were forgiven in 2021.

NOTE C - DEPRECIATION AND AMORTIZATION

For the year ended 2021, the company had $98,535 in accumulated depreciation and depreciation expense of $20,041. For the year ended 2021 the company had $22,084 in accumulated amortization and amortization expense of $1,315.

NOTE D – VEHICLES, EQUIPMENT, AND SOFTWARE

Vehicles, equipment, and software consisted of the following as of December 31, 2021:

Fixtures and equipment	$124,463
Accumulated depreciation	(98,535)
Net	$25,928

Intangible Assets	$28,170
Accumulated amortization	(22,084)
Net	$6,086

NOTE E – INVESTMENTS

The Company holds an investment in Securum Capsa Inc. in the amount of $7,500 as of December 31, 2021.

NOTE F – OTHER CURRENT ASSETS

At December 31, 2021 other current assets consisted of a grant receivable in the amount of $108,543, a loan receivable for $100,000 and accounts receivable of $9,250.

NOTE G – DEBT

The Company has issued approximately $64,078 promissory notes with customary terms of repayment. All outstanding Paycheck Protection Program loans as authorized by the CARES Act of 2020 have been forgiven during 2021. All amounts are recognized as grant income.

NOTE H – STOCKHOLDER EQUITY

There are three classes of stock (A, B, C). Class A contains voting rights while classes B and C are non-voting. All shares have a par value of $0.0001. As of December 31, 2021, the following are issued:

Class A	16,153,789
Class B	627,728
Class C	1,689,451

NOTE I – ADDITIONAL PAID-IN CAPITAL

The amount in the additional-paid-in-capital account at December 31, 2021 is $6,080,888 and consist of funding provided by the majority shareholders, crowdfund investors and others.

NOTE J – SECURITY OFFERINGS

During 2021 the Company is in the process of raising funds through securities offerings. The securities offerings are listed with We Funder and they will receive investment at the following amounts:

43,153 shares of Class C stock at $1.77 per share

219,568 shares of Class C stock at $2.06 per share

The Company raised $621,587 during 2021, through the We Funder platform.

NOTE K – RELATED PARTY TRANSACTIONS

The Company has borrowed from shareholders for purposes of financing its growth. As the transactions were between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction. The amount outstanding in loans at December 31, 2021 is $38,500. All outstanding amounts were repaid early in 2022.

NOTE L – COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE M – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In prior years, the company had suffered significant losses as a result of research and development which led to completion of several key projects. With record sales in the Company, management believes it is poised to incur less losses than in the past.

NOTE N – CONCENTRATION OF CREDIT RISK

As of December 31, 2021, the Company maintained cash balances with a bank in excess of the federally insured amount.

NOTE O - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through June 15, 2022, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Shark Wheel

We Reinvented the Wheel. Literally.



Website · Lake Forest, CA · CONSUMER PRODUCTS

The Shark Wheel is the reinvention of the wheel. It has been scientifically proven to outperform the traditional wheel in most categories including reduced friction in motion, longevity, speed and rough terrain performance.

$0.00 raised

$2,953,176 previously crowdfunded

0 Investors	$42.9M Valuation
$2.29 Price per Share	$398.46 Min. Investment
Common Shares Offered	Equity Offering Type
$1.77M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- **A fresh alternative to an outdated product:** Our high-performing wheels offer a new, innovative option to the standard tire. While standard tires run into issues like flats, rutting, and frequent replacements needs, our Shark Wheel tires are durable and can handle most situations they encounter.
- **High-quality design:** Shark Wheel is low friction, fast, maneuverable, easy to swivel with off-road ability, load-capacity, lateral grip, and longevity. Our design can be used both for commercial and consumer products.
- **Endless opportunities:** There are many items that require wheels, both big and small. We envision our patented sine wave-shaped wheels helping everything from medical gurneys to skateboards move effortlessly across various terrains.

OVERVIEW

Reinventing the wheel, literally

We're offering an innovative alternative to the average wheel.

Our patented sine wave shape was a repeating pattern that our founder and inventor David Patrick discovered all throughout nature and appears to be nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait.


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Privacy - Terms

Using inspiration from nature, we developed the Shark Wheel, with the aim to make anything using wheels, from ambulance cots to printing spools, move more smoothly and efficiently.


If you look at nature you see sine waves everywhere.
even shark swimming in the ocean

Source: Encyclopedia Britannica

THE PROBLEM

Industries are reluctant to change

For 5,000 years, the standard wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The circular wheel was always considered the final design with no room for improvement.

The standard wheel as it stands isn't the ideal. Issues like rutting, flat tires, and the loss of money and time as a result.

THE SOLUTION

A great fit for transportation use

Enter the Shark Wheel.

The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the traditional wheel.

The patented Shark Wheel is a great fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, IV poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Its patented shape helps to resolve issues like rutting, dealing with flat tires and monetary loss as a result. Our wheels are made to handle various terrains and perform at a high level.


Sand
Gravel
Hard and soft surface
ADVANTAGES
Wet terrains
Rough terrains
Turns
+
=


Test I/B: Rough Surface Rolling Resistance
(Off Road Capabilities)
Shark Wheel VS. Standard Wheel
Trial 1: Off Road Cababilities
(~700rpm, 45lbs)
Trial 2: Off Road Cababilities
(~700rpm, 45lbs)
Trial 3: Off Road Cababilities
(~700rpm, 45lbs)
Test I/A: Rolling Resistance
(Time it takes the motor to reach full speed)
Shark Wheel VS. Standard Wheel
Trial 1: Experimental Results
(~700rpm, 45lbs)
Trial 2: Experimental Results
(~700rpm, 45lbs)
Trial 3: Experimental Results
(~700rpm, 45lbs)


115%
80%
77%
7.9%
10%
Rebound
Abrasion
Formula Standards Rebound

Shark Wheel plans to primarily be a licensing entity.

The following list is a summary of Shark Wheel's strategy moving forward.

Brand

- Skateboarding and roller skating are the only markets that Shark Wheel plans to build a brand, manufacture and warehouse inventory.

Licensing Agreements

- Shark Wheel plans to license its technology to the vast majority of industries.
- Shark Wheel plans to license to companies that have specific testing requirements.

Manufacturing

- Shark Wheel plans to only manufacture under certain conditions.
  - Each company must agree to warehouse Shark Wheel's manufactured product in order for Shark Wheel to sign a Master Supply Agreement.
- Shark Wheel expects to not obtain large facilities to warehouse large amounts of inventory.
- Shark Wheel aims to work primarily the with #1 or #2 organization in each market and sign an exclusive agreement with them.

NEW PRODUCTS

We've been busy lately

Since our previous raises, we've worked on designing and producing the following products:

Electric Kids SUV
New for 2022 and will be selling on Walmart.com among other places.



**The above graphic contains an image of a product that is currently not available for general use.*

It is anticipated to be available in Summer 2022.

Mass Market Electric Longboard
This $299 Electric Longboard will be in store at hundreds of Walmart locations starting August 2022 in the e-mobility section. It has what we believe is one of the best in class specs featuring a 20mph top speed and a swappable battery for theoretically unlimited range.



**The above graphic contains an image of a product that is currently not available for general use.*

It is anticipated to be available in Summer 2022.

Mass Market Skateboard
This $34.99 Skateboard will be in store at hundreds of Walmart locations starting August 2022 and similar Shark products have had proven sell through at Walmart for several years. This is first year Shark Wheel is not going through a distributor and will manage the account directly. We plan to have this board go into the best selling skateboard Walmart locations and expect to be rapidly expanded to other locations if sell through is good.


SHARK
THE WORLD'S ONLY 'SQUARE' WHEELS
SHARK
THE WORLD'S ONLY 'SQUARE' WHEELS

**The above graphic contains an image of a product that is currently not available for general use.*
It is anticipated to be available in Summer 2022.

Clear Longboard
This CLEAR Longboard begins selling in May 2022 on a Walmart special feature. It includes 72mm Shark Wheels, an acrylic deck that is 100% clear from all angles and a built-in deck light that oscillate colors. Walmart will test to see how well a higher priced (over $100 retail) longboard with added value can sell on Walmart.com. If sell through is good, in store locations could be next.



FARMING

Agriculture - Central Pivot Irrigation - Farming Wheel

Shark Wheel won a government grant through the National Science Foundation in January 2018. The grant was for $225,000 to develop a state-of-the-art wheel for the central pivot irrigation industry. After performing extensive customer discovery interviews and graduating through the government's I-Corps program, Shark Wheel learned what the market desires in a wheel:

- Minimize rutting (the industry's largest issue is digging a trench)
- Non-pneumatic tire that can never go flat
- Modular design that makes maintenance easier and more cost-effective
- Enough traction to traverse clay-based and sand-based soils
- Priced with the current industry sweet spot

Shark Wheel built a wheel according to what the customer desires. The test was a success in 2018 and Shark Wheel applied for the Phase II portion of the grant. In Q2, 2019, Shark Wheel won Phase II of the grant for $724,313 to optimize the wheel and bring it to commercialization. Shark Wheel subsequently won a Phase IIb grant for $150,000 in 2021.

Shark Wheel already has a signed licensing deal with one company in the industry and and received formal interest in our technology from two industry leaders.

Agriculture may be Shark Wheel's largest industry moving forward and we are already in discussions for our next farming wheel for sprayer applications.


NSF

The top two images are computer generated demo versions. The other graphic contains an image of a product that is currently not available for general use. It is anticipated to be available in Fall 2022.

The Shark Wheel is named after the shape of shark jaws and through many iterations, Shark Wheel created another biomimetic design for its tire based on the shape of seagull wings. The flexing non-pneumatic, modular lugs of the tire design approximated the flotation of a pneumatic tire. The sine wave shape of the Shark Wheel was placed in the standard tandem configuration on central pivot irrigation machines and the result was a wheel that did not go over the same track as the wheel in front of it. The front wheel moved left-right-left, while the rear wheel moved right-left-right effectively creating a helix shape in the soil. In contrast to a traditional wheel that continues to move along the same track over and over again digging a rut, the Shark Wheel disrupted the soil in a snake-like shape, while the rear wheel pushed the soil back to where it began. This greatly minimized the industry-wide issue of rutting. Shark Wheel estimates an average farmer can save over $27,000 by switching to a sine wave wheel geometry because of less down time due to flat tires, less rutting and greater crop yield.



Images are computer generated demo versions. Product is still currently under development

The most recent update came from a test farm in New Mexico where the following two successes were documented:

- 4" ruts left by traditional wheels transformed into 2" ruts after running the Shark Wheel in the existing ruts
- The most severe rutting on this test farm came from Tower #1. Traditional wheels dug a 14" rut. A track filler was used to give the Shark Wheel a smooth starting point. The Shark Wheels left a mere 1" rut on the same track

Our Traction

Round and round we go

Shark Wheel has completed products for skateboard wheels, longboard wheels, luggage wheels, pallet jack wheels and most recently printing tape. Shark Wheel plans to extrapolate its current designs to enter other similar industries.

Shark Wheel has been successful obtaining grants to date. Shark Wheel has won 3 out of 4 grants it has applied for and believes it is a good business decision to seek more grant opportunities.

The following is a list of awarded grants:

- FedEx Nationwide Small Business Grant Winner, 2015
- SBIR National Science Foundation Phase I grant ($225,000). Won in January 2018.
- SBIR NSF Phase II grant ($724,313). Won in April 2019. (aligned with multiple industry leaders in the irrigation segment of agriculture). Grant concludes in late 2021.
- SBIR NSF Phase IIb grant ($150,000). Won in March 2021.

Shark Wheel has multiple issued patents in the United States, the European Union and China. Shark Wheel is patent pending with multiple other applications in process as well. Investment funds will be used to continue to strengthen the patent portfolio.


SHARK WHEEL
MATERIAL HANDLING
LONGER LIFE
From 33% to over 200% longevity advantages depending on various factors.
ROUGH TERRAIN
Ability to go over more obstacles and debris. The sine waves tend to push small objects out of the way left and right. A traditional steamroller wheel tends to go over objects causing failure points.
APPROACH ANGLE
Unique 30-degree approach angle reduces shock, much like driving in a car over a speed bump at an angle.
30°
HEAT DISSIPATION
Shark Wheels have more surface area to more effectively dissipate heat buildup. Shark Wheels run cooler and last longer.
LESS CHARGING
Up to 60% less friction touching the ground results in less charging and less downtime.
LESS SHOCK TO OPERATOR & MACHINE
SCIENTIFICALLY PROVEN ADVANTAGES
SHARK WHEEL
In a 2-year study conducted by San Diego State University, Mechanical Engineering Department, the Shark Wheel outperforms the traditional circular wheel in nearly every major wheel category.
6 months of real-world customer acceptance testing confirmed advantages
RPM
sec
ROLLING RESISTANCE TEST
SharkWheel VS Standard Wheel
BASED ON NATURE
The Shark Wheel is a biomimetic invention that copies nature's motions
The way fish and sharks swim
The way radio waves and gamma rays move
The way the planets move around the Sun
The way humans walk with an alternating gait that defines a sine wave path

Images are computer generated demo versions. Product is still currently under development

Shark Wheel already has issued trademarks in the United States and one in China for skateboard and roller skate wheels, as well as luggage wheels and pallet jack wheels. Other trademarks are pending in many industries including, medical equipment, wheelchairs and others.

THE MARKET

We believe the Shark Wheel potential is limitless

We're working across various industries, but there are still many untapped markets and products we can optimize including:

- **Medical** - i.e. IV poles, hospital beds
- **Leisure/Consumer** - i.e. strollers, hand trucks, ATV vehicles, gym equipment, tricycles, toys
- **Commercial** - i.e. shopping carts, golf carts, large-scale printers, tractors
- **Governmental** - i.e. military vehicles, planetary rovers

The following products are part of projects that Shark Wheel has signed terms sheets with/in talks with to complete in the near future:

- Wagons
- Walkers
- Kayaks/Stand up paddle carts
- Office chairs
- Military cases/coolers
- Oil/gas industry (roller conveyance)



**Except for the skateboards, the above is a rendering of a future potential product. Images are computer generated demo versions. Certain products are still currently under development not yet available on the market.*

Why invest

Help us optimize the wheel

We want to offer a better solution to the standard wheel that allows for safer travel, productive manufacturing, and ease of mobility.

We believe our unique, patented sine shape technology is one of the most efficient options available today.

Join the wave and invest in what we believe is the next evolution of the wheel.



November 2012

Shark Wheel Files Patent

Shark Wheel files its first patent of many

June 2, 2013

Kickstarter - 800% of Goal

Shark Wheel raises nearly $80,000 in a 30 day campaign with no marketing

September 2013

Discovery Channel

Shark Wheel airs on the Discovery Channel for reinventing the wheel

May 2014

Commercialization

Shark Wheel ships its first set of wheels

September 2014

Shark Tank

Shark Wheel films on Shark Tank

April 2015

FedEx Grant

Shark Wheel wins Nationwide FedEx grant and films 3 commercials

May 2015

Shark Tank Season Finale

Shark Wheel airs on season finale of Shark Tank

Summer 2017

SkyValet Kickstarter

Shark Wheel is featured on a luggage company's page and helps gross nearly $1M

2016

Licensing Deal

Shark Wheel signs first licensing deal to be on luggage for Samsonite, Harley Davidson and SkyValet

May 2017

FOX

Shark Wheel airs on FOX's Xploration Nature Knows Best TV Show

2018

National Science Foundation

Shark Wheel wins SBIR NSF Phase I ($225k) to R&D farming wheel

2019

National Science Foundation II

Shark Wheel wins SBIR NSF Phase II government grant ($750k) to fully develop farming wheel

2020

Licensing Deals

Shark Wheel signs deals to be on US Military deployment bags and luggage/bags for NBA, NFL, MLB, NHL, PGA Tour and more

2021

National Science Foundation IIb

Shark Wheel wins SBIR NSF Phase IIb to commercialize farming wheel ($225k)

2022

Walmart

Shark Wheel goes direct to Walmart for first time and will begin selling in store and online for various products

In the Press

SHOW MORE

Meet Our Team



Gary Fleishman

President & Director

Gary has management and business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company, Coldwell Banker. Gary does not take a salary from Shark Wheel and only works intermittently. He is involved in high-level Shark Wheel dealings. 1 hour per week.



Zack Fleishman

Chief Executive Officer, Director & Secretary

A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more. Full time worker.



David Patrick

Chief Technology Officer & Director

David reinvented the wheel. Literally. David started two highly successful companies multi-million dollar companies from the ground up. Shark Wheel is David's third startup company that was born from his groundbreaking scientific discovery. Full time worker.



Istvan Fazekas

Graphic Design

Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadership and Management Expert in 3D modeling and visualization Eddie is a great asset to the Shark Wheel team. Full time worker.



Jack Schaefer

Warehouse Operations

Jack is involved with shipping and receiving at Shark Wheel. Jack also builds out skateboards and manages shipping for every order. He also maintains inventory controls and other warehouse duties. Full time worker.



David Patrick Jr.

Wholesale Consultant

David manages wholesale and distributor orders at Shark Wheel. He also works directly with retail shops and international businesses to procure orders and fulfill their inventory needs. Part-time worker.



Patrice Crenshaw

Executive Assistant

Executive Assistant to CEO, providing administrative support through research for manufacturer sourcing, procurement, B2B and logistics. Other duties include project management, eCommerce, data management, sourcing and customer relations. Full time worker.



Steven Maizes

Advisor

Steven works on a wide variety of business development topics including: product distribution, licensing deals, contract negotiations, marketing, financing opportunities and overall global company strategy. Steven is available for consulting hours, but does not have a set amount of part-time work he allocates to the company.



Nicole Ifcher

Advisor

Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands. Nicole is available for consulting hours, but does not have a set amount of part-time work she allocates to the company.



Professor Mark Alpert

Advisor

Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. Professor Alpert has been featured in dozens of academic books. Professor Alpert is available for consulting hours, but does not have a set amount of part-time work he allocates to the company.



Todd Smith

Mechanical Engineer/CAD

Mechanical Engineer with over 20 years of seasoned and successful professional experience. He has designed many different products moving these designs from concept to production for innovators, startups and established companies. Professional degreed mechanical design engineer with an MBA. Experienced as a technical lead with in house designs, ODM, and OEM, as well as partnership designs. Todd's experience includes high volume production design, concept designs, reference designs, and validation tool design. Part time worker, roughly 3 hours per week.

Donna Thompson

Bookkeeper

Donna Thompson has offered bookkeeping services since 1988. She services a wide range of small businesses from sporting goods companies to clinical trials companies to medical / wellness companies as well as Non-Profit entities.

Donna's signature motto is "our number one goal is to keep our customers for life". She prides herself in relationship building and has worked with her largest client since 1991.

Donna volunteers yearly for Volunteer Income Tax Assistance (VITA) and AARP as a tax preparer. She holds a Federal Personal Tax Identification Number (PTIN) to prepare taxes and is in good standing with California Tax Education Council. Donna is a member of National Association of Certified Public Bookkeepers.



Max Gray

Fractional CFO

Max has extensive experience in running large finance teams, managing budgeting and forecasting processes, owning reporting suites, M&A (acquisitions ranging from $1M to $100M, and SPAC mergers), due diligence, and more.

Max works roughly 6 hours per week for the company.

Offering Summary

Company	:	Shark Wheel, Inc.
Corporate Address	:	22600 Lambert Street 704-A, Lake Forest, CA 92630
Offering Minimum	:	$10,000.43
Offering Maximum	:	$1,769,750.93
Minimum Investment Amount (per investor)	:	$398.46

Terms

Offering Type	:	Equity
Security Name	:	Class C Common Stock
Minimum Number of Shares Offered	:	4,367
Maximum Number of Shares Offered	:	772,817
Price per Share	:	$2.29
Pre-Money Valuation	:	$42,867,874.84

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus:

For any previous backers or investors in Shark Wheel, when you invest in this live offering you will receive an additional 5% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Early Bird Bonus

Invest within the first week and a half and receive 5% bonus shares.

Amount-Based:

Tier 1| $1,000+

Invest $1,000+ and receive 50% off anything on SharkWheel.com for one purchase. (Excludes electric products).

Tier 2 | $2,000+

Invest $2,000+ and receive a free set of skateboard or longboard wheels on SharkWheel.com.

Tier 3 | $4,000+

Invest $4,000+ and receive a free skateboard or longboard. (Excludes electric products).

Tier 4 | $7,500+

Invest $7,500+ and receive a free custom skateboard or longboard with the inventor's signature, plus 3% bonus shares.

Tier 5 | $10,000+

Invest $10,000+ and receive Tier 1-4 perks + 5% bonus shares and a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Located in Lake Forest, California. Lodging and transportation are not included.

Tier 6 | $50,000+

Invest $50,000+ and receive Tier 1-5 perks + 10% bonus shares and free luggage.

**Lodging and transportation not included.*

***All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Shark Wheel will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $2.29 / share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $229. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Header Video

see a sine wave path sine waves can be

00:13

seen in how radio waves and ocean waves

00:15

move even to how fish and sharks swim in

00:18

the ocean to how planets move around the

00:21

Sun and even how humans walk with an

00:23

alternating gait that defines a sine

00:25

wave motion we found that the shark

00:28

wheel has many inherent advantages built

00:30

into it we've done testing at three

00:33

scientific laboratories including San

00:35

Diego State University mechanical

00:37

engineering department we found

00:39

advantages in speed longevity and

00:42

friction the number one advantage

00:45

however is how shark wheels perform over

00:47

rough terrain traditional wheels attempt

00:50

to go over objects which can lead to a

00:52

decline in performance while shark

00:54

wheels tend to go around objects which

00:57

leads to a performance advantage shark

01:01

will technology can currently be found

01:03

in the skate market where we're seeing

01:05

growth year over year in addition we're

01:10

expanding into the luggage industry this

01:12

year which includes backpacks computer

01:15

cases travel bags and golf equipment

01:18

also we're excited to announce that our

01:21

technology is and development with

01:23

industry-leading partners for

01:25

wheelchairs farming equipment lawn and

01:27

garden equipment forklifts pallet jacks

01:31

ambulance cots hospital beds and much

01:34

more

Campaign Page Video (embedded)

I'm Zach Fleischman chief operating 00:02 officer at shark wheel at shark wheel we 00:04 believe that the sine wave is nature's 00:06 preferred choice of motion no matter 00:08 where you look in nature you will always 00:10 see a sine wave path sine waves can be 00:13 seen in how radio waves and ocean waves 00:15 move even to how fish and sharks swim in 00:18 the ocean to how planets move around the 00:21 Sun and even how humans walk with an 00:23 alternating gait that defines a sine 00:25 wave motion we found that the shark 00:28 wheel has many inherent advantages built 00:30 into it we've done testing at three 00:33 scientific laboratories including San 00:35 Diego State University mechanical 00:37 engineering department we found 00:39 advantages in speed longevity and 00:42 friction the number one advantage 00:45 however is how shark wheels perform over 00:47 rough terrain traditional wheels attempt 00:50 to go over objects which can lead to a 00:52 decline in performance while shark 00:54 wheels tend to go around objects which 00:57 leads to a performance advantage shark 01:01 will technology can currently be found 01:03 in the skate market where we're seeing 01:05 growth year over year in addition we're 01:10 expanding into the luggage industry this 01:12 year which includes backpacks computer 01:15 cases travel bags and golf equipment 01:18 also we're excited to announce that our 01:21 technology is and development with 01:23 industry-leading partners for 01:25 wheelchairs farming equipment lawn and 01:27 garden equipment forklifts pallet jacks 01:31 ambulance cots hospital beds and much 01:34 more

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SHARK WHEEL, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF APRIL, A.D. 2021, AT 7:43 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
DELAWARE

7206139 8100
SR# 20211321148

Authentication: 202987015
Date: 04-16-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:43 PM 04/15/2021
FILED 07:43 PM 04/15/2021
SR 20211321148 - File Number 7206139

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SHARK WHEEL, INC.

Shark Wheel, Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is Shark Wheel, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 21, 2018.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation holding a majority of the outstanding shares of stock entitled to vote in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Shark Wheel, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Zack Fleishman, a duly authorized officer of the Corporation, on April 15, 2021.

Zack Fleishman,
Chief Operating Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Shark Wheel, Inc. (the "**Corporation**").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

Authorized Shares. The total number of shares of stock that the Corporation shall have authority to issue is twenty-four million (24,000,000), consisting of 20,372,272 shares of Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), 627,728 shares of Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**"), and 3,000,000 shares of Class C Common Stock, $0.0001 par value per share (the "**Class C Common Stock**," and together with the Class A Common Stock and the Class B Common Stock, the "**Common Stock**").

The powers and rights of, and the qualifications, limitations and restrictions upon, each class of stock shall be determined in accordance with, or as set forth below in, this Article IV.

1. Dividends. The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Corporation's Board of Directors (the "**Board**"), out of any assets or funds of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class C Common Stock shall receive shares of Class C Common Stock or rights to acquire shares of Class C Common Stock, as the case may be.

2. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. The holders of the Class A Common Stock shall have the exclusive right to vote for the election of directors of the Corporation

(the "Directors") and on all other matters requiring stockholder action. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is properly submitted to a vote or for the consent of the stockholders of the Corporation. The Class B Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class B Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class B Common Stock are entitled to vote under applicable law, each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable record date. The Class C Common Stock shall be non-voting shares and shall not be entitled to vote on any matter, except to the extent that the holders of Class C Common Stock are entitled to vote on a matter under applicable law. With respect to any matter on which the holders of Class C Common Stock are entitled to vote under applicable law, each holder of Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held as of the applicable record date. The number of authorized shares of Class A Common Stock and Class C Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the Class A Common Stock, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

4. Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of any other class of Common Stock shall be subdivided or combined in the same manner.

5. Mergers, Consolidation or Other Combination Transactions. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock and the holders of shares of Class C Common Stock), then the holders of shares of Class A Common Stock, the holders of Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock differ under this Certificate of Incorporation as provided under Section 3 of this ARTICLE IV

6. Equal Status. Except as expressly provided in this ARTICLE IV, Class A Common Stock, Class B Common Stock, and Class C Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE V

Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal any or all of the bylaws of the Corporation.

ARTICLE VI

Size of Board of Directors; Election by Written Ballot. The number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VII

Limitation of Liability. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment, repeal nor elimination of this ARTICLE VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VII, shall eliminate or reduce the effect of this ARTICLE VII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this ARTICLE VII, would accrue or arise, prior to such amendment, repeal, elimination or adoption of an inconsistent provision.

ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to or repeal or elimination of this Certificate of Incorporation or the bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE IX

Meetings of Stockholders; Corporation's Books. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of the General Corporation Law of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE X

Except as provided in ARTICLE VII and ARTICLE VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.